Exhibit 99.3
English Translation
ACKNOWLEDGEMENT AND WAIVER AGREEMENT
     THIS ACKNOWLEDGEMENT AND WAIVER AGREEMENT (this “Agreement”), dated May 27, 2008, is entered into by and among Brothers Capital Limited, a company organized and existing under the laws of the British Virgin Islands (“Brothers Capital”), Mr. Xue Zhixin, a Chinese citizen (“Mr. Xue”), Mr. Lai Guanglin, a Singapore citizen (“Mr. Lai”), and Mr. Qian Zhaohua, a Chinese citizen (“Mr. Qian”). Brothers Capital, Mr. Xue, Mr. Lai and Mr. Qian are hereinafter jointly referred to as “Parties” and individually as a “Party.”
RECITALS
     WHEREAS Mr. Xue is a party to that certain Deed of Agreement (the “Xue Deed”) dated May 31, 2008, among Agria Corporation, a company incorporated and existing under the laws of the Cayman Islands (“Agria”), Mr. Xue and certain other management members of Taiyuan Primalights III Agriculture Development Co., Ltd., a company established and existing under the laws of the People’s Republic of China (“P3A”);
     WHEREAS pursuant to the Xue Deed, Agria is to arrange (i) the payment of certain funds for the benefit of Mr. Xue and such other P3A management members (the “Cash Payment”) and (ii) the transfer from Brothers Capital Limited, an existing shareholder of Agria (“Brothers Capital”) to Mr. Xue and such other P3A management members of certain ordinary shares, par value US$0.0000001 per share, of Agria (the “Share Transfer”);
     WHEREAS, to further the interests of Agria and to facilitate such transactions, prior to the date of the Xue Deed, Brothers Capital established an escrow account with JPMorgan Chase Bank, N.A., which currently holds the funds to make the Cash Payment and a share transfer form in respect of the shares which are subject to the Share Transfer;
     WHEREAS Mr. Lai is the chairman of the board of directors and a sole shareholder of Brothers Capital and Mr. Qian is a director of Brothers Capital;
AGREEMENT
     NOW, THEREFORE, in consideration of the premises set forth above, the mutual covenants and agreements set forth herein and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the Parties hereby agree as follows:
     1. Acknowledgement and Waiver. The Parties acknowledge and affirm that the contractual arrangements among P3A and its record shareholders, and a wholly-owned subsidiary of Agria entered into on June 8, 2007 remain valid, effective and binding. None of the Parties are aware of any agreement (whether oral or written) among the Parties prior to the date hereof involving the transfer of any equity interest in Agria or the payment of any amount of money in respect of Agria. Each of the Parties hereby irrevocably waives, and elects not to exercise, any right or claim he may have against the other Party in relation to, arising out of or in connection with any discussions, negotiations, drafts or understandings (whether oral or written) among the Parties prior to the date hereof involving the transfer of any equity interest in Agria or the payment of any amount of money in respect of Agria, and any such prior discussions, negotiations, drafts or understandings shall hereby be rendered null and void and of no effect.
     2. Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior written or oral discussions, negotiations, drafts or understandings among the Parties.
     3. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong without regard to conflicts of laws principle thereunder.
     4. Effective Date. Section 1 of this Agreement shall become effective after Agria arranges to have all the cash and shares transferred in accordance with Section 2 of the Xue Deed.
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     IN WITNESS WHEREOF each of the Parties has executed this Agreement as of the date first written above.

Brothers Capital Limited
By:	/s/ Lai Guanglin
Name: Lai Guanglin
Capacity: Director

Xue Zhixin
/s/ Xue Zhixin

Lai Guanglin
/s/ Lai Guanglin

Qian Zhaohua
/s/ Qian Zhaohua

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